UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 5, 2024

Commission File Number: 001-41901

J-LONG GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive offices)

Edwin Chun Yin Wong, Chief Executive Officer

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

PRESS RELEASE ANNOUNCING THE EFFECTIVE TIME OF

SHARE CONSOLIDATION (REVERSE STOCK SPLIT)

J-Long Group Limited, a Cayman Islands exempt company (the “Corporation” or “JL”), issued a press release on December 5, 2024, announcing that it will effect a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-10, effective as of 11:59 pm on December 9, 2024 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rules 5550(a)(2) and Rule 5450(a)(1). The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on Nasdaq as of the open of trading on December 10, 2024, under the existing ticker symbol “JL.”

Exhibits

99.1	Press Release dated December 5, 2024, announcing the effective date for the Company’s 1:10 Share Consolidation (Reverse Stock Split)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-LONG GROUP LIMITED
(Registrant)

Date: December 9, 2024	By:	/s/ Wong, Edwin Chun Yin
Edwin Chun Yin Wong, Chief Executive Officer

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